SHARE PURCHASE AGREEMENT



         This Agreement is made as of the 16th day of June, 1994 between The Pioneer Group, Inc., a Delaware corporation ("PGI"), and Pioneer India Fund, a Delaware business trust (the "Fund").

         WHEREAS, the Fund wishes to sell to PGI, and PGI wishes to purchase from the Fund, $750,000 of Class A shares of beneficial interest of the Fund (65,217 Class A shares) and $250,000 of Class B shares of beneficial interest of the Fund (21,739 Class B shares) at a purchase price of $11.50 per share (collectively, the "Shares"); and

         WHEREAS, PGI is purchasing $75,000 of the Class A shares (6,522 Class A shares) and $25,000 of the Class B shares (2,174 Class B shares) for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PGI is delivering to the Fund a check in the amount of $1,000,000 in full payment for the Shares.

         2. PGI agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PGI further agrees that it may not withdraw $75,000 of the Class A shares (6,522 Class A shares) or $25,000 of the Class B shares (2,174 Class B shares) from the Fund at a rate, which at any time during the Fund's first five years of operations, exceeds in the aggregate $1,666.67 per month.



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         Executed as of the date first set forth above.



                                           THE PIONEER GROUP, INC.




                                            John F. Cogan, Jr.
                                            President


                                            PIONEER INDIA FUND




                                            Joseph P. Barri
                                            Secretary





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